
Mail Stop 4561

July 8, 2008

VIA U.S. MAIL AND FAX (704) 940-2957

Mr. Frank C. Spencer
Chief Executive Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, North Carolina 28209

>   **Re: Cogdell Spencer Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 17, 2008**
>   **File No. 001-32649**

Dear Mr. Spencer:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 30

1. Please provide a schedule of lease expirations for each of the next 10 years, including:
    - the number of tenants whose leases will expire;
    - the net rentable square feet covered by such leases;
    - the annual rental represented by such leases; and
    - the percentage of gross annual rental represented by such leases.

    Please provide this disclosure in future filings and tell us how you plan to respond.

2. Please tell us if there are any tenants that occupy 10% or more of your net rentable square feet. If so, please disclosure this information in future filings.

Item 5. Market for Registrant's Common Equity, page 34

3. It appears that distributions paid in 2007 exceeded your funds from operations for the year. Please tell us how you funded the distribution payments for 2007 and identify the amount of total distributions that represented a return of capital versus ordinary income. Confirm that you will revise future filings to disclose similar information about your distribution payments.

Item 7. Management Discussion and Analysis, page 41

Results of Operations, page 44

4. We note the disclosure that same property rental revenue and operating expenses increased by 2.3% and 8.4%, respectively. It appears from the noted disclosure that your expenses are increasing at a greater rate than your revenues for the same properties. A similar trend appears to apply to your total revenues and your property operating and management expenses, which increased by 21.7% and 29.5%, respectively.   Please tell us and revise future filings to explain the noted trends.

Long-Term Liquidity Needs, page 49

5. We note the reference to non-recurring capital expenditures in the first sentence under this heading. Please tell us whether you have any plans to renovate or improve your existing properties. If so, identify the expected cost and method of financing these expenditures. Please revise future filings to include this disclosure.

5. Investments in Real Estate Partnerships, page 70

6. Please tell us specifically how you have determined that you have the ability to exercise significant influence over the three entities whom you had an ownership interest in of 2% or less as of December 31, 2007.

Amendment 1 to Form 10-K filed April 29, 2007

Item 11. Executive Compensation, page 8
Compensation Discussion and Analysis, page 8
Elements of our Executive Compensation, page 9

7. We note that you did not award any increase in base salary to your named executive officers in 2007. Similarly, we note that you did not award any bonus

or long-term incentives in 2007 to Mr. Cogdell and Mr. Spencer. If similar compensation decisions are made for 2008, please discuss the reasons that the Compensation Committee did not make these awards and how that decision was consistent with your overall compensation policy.

8. We note the disclosure that the base salaries are designed to be competitive with "other equity REITS and private real estate companies." Please tell us how you determined compensation amounts paid by these other companies and identify the other companies. Also, in future filings, please revise to provide more detailed disclosure about how the elements of executive compensation were determined for each named officer.

9. Please discuss the reasons that the Compensation Committee awarded bonuses to Mr. Handy and Ms. Wilson but not Mr. Cogdell or Mr. Spencer. In this regard, please disclose and quantify the financial measures considered by the committee, as indicated on page 10 of your filing. Also, please explain the statement that the committee has not historically utilized predetermined measures in making its bonus evaluations. This statement appears to be inconsistent with the rest of the paragraph regarding annual incentive bonuses.

10. Please tell us why you omitted the table showing Outstanding Equity Awards at Fiscal Year-End, as required by Item 402(f) of Regulation S-K. We note that you granted LTIP units in 2005 to Mr. Spencer and Mr. Handy. Similarly, we note that you omitted the Option Exercises and Stock Vested table required by Item 402(g). Please confirm that your named executive officers did not exercise options and that no stock vested during the most recent fiscal year.

Form 10-Q for the quarter ended March 31, 2008

3. Business and Property Acquisitions, page 11

11. Please tell us how you determined the enterprise value of MEA Holdings, Inc. Additionally, tell us why the enterprise value of $247 million differs from the aggregate consideration paid for the merger of $226 million.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. Frank C. Spencer
Cogdell Spencer Inc.
July 8, 2008
Page 4

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486. Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief